Exhibit 3.2

AMENDMENT TO BYLAWS
OF
INFORM WORLDWIDE HOLDINGS, INC.
a Colorado Corporation

Pursuant to Unanimous Written Consent of the Board of Directors of Inform Worldwide Holdings, Inc., a Colorado corporation (the "Corporation"), dated as of January 4, 2005, and in accordance with the authority provided to the directors pursuant to ARTICLE VI, Section 1 of the Corporation’s Bylaws and Section 7-110-201 of the Colorado Business Corporation Act, Section 2 of ARTICLE III of the Bylaws of the Corporation is amended in its entirety as follows:

"Section 2 - NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of directors of the corporation shall be no less than One (1) and no more than Seven (7) until changed by amendment to this bylaw. Directors need not be shareholders. The exact number of authorized directors shall be set by resolution of the board of directors, within the limits specified above."